VIA EDGAR CORRESPONDENCE

October 28, 2013

John Grzskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	SA Funds – Investment Trust
SEC File Nos. 333-70423; 811-09195
Post-Effective Amendment No. 31

Dear Mr. Grzskiewicz:

     On behalf of SA Funds – Investment Trust (the “Trust”), this letter reflects our discussions via telephone on October 11, 2013 regarding the above-referenced Post-Effective Amendment (the “Amendment”), which was filed with the Securities and Exchange Commission (the “SEC”) on Form N-1A on August 29, 2013.

     Your comments and the Trust’s responses are set forth below. Defined terms used but not defined herein have the meanings ascribed to them in the Amendment. The changes to the Trust’s prospectus, as described below, are included in Post-Effective Amendment No. 32 to the Trust’s Registration Statement, filed on October 28, 2013.

Comment No. 1

Prospectus – FEES AND EXPENSES

Comment: Explain why management fees in the Annual Fund Operating Expenses table (“fee table”) have been restated to reflect current fees for all Funds, other than the SA Global Fixed Income Fund.

Response: On June 13, 2013, the Board of the Trust approved a management fee reduction of five basis points for all Funds, except SA Global Fixed Income Fund. This management fee reduction took effect on July 1, 2013. In conformity with Item 3, Instructions 3(d)(ii)(A) and (B), the Trust has restated the expense information using current fees as if they had been in effect during the previous fiscal year and added a footnote to the fee table disclosing that the expense information in the fee table has been restated to reflect current fees.

Comment No. 2

Prospectus – FEES AND EXPENSES

Comment: For all Funds, modify the fee table to either remove the parenthetical following “Other expenses” or include as individual line items after “Other expenses,” all expenses not otherwise disclosed in the fee table that are deducted from fund assets or charged to all shareholder accounts.

Response: The Trust has modified the relevant disclosure as follows (deleted disclosure struck through):

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)
Management fees	0.30%[1]
~~Other expenses~~
Shareholder servicing fee	0.25%
Other expenses ~~(administration, sub-administration and other~~
~~ordinary operating expenses)~~	0.20%
~~Total other expenses~~	~~0.45 %~~
Total annual Fund operating expenses	0.75%
Fee waiver and/or expense reimbursement[2]	(0.10)%
Total annual Fund operating expenses after fee waiver and/or	0.65%
expense reimbursement

[1] Management fees in the fee table above have been restated to reflect current fees.
[2] The Adviser has contractually agreed to waive its management fees and/or to reimburse expenses so that the Fund’s total annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) are limited to 0.65% of average daily net assets. This expense limitation will remain in effect until October 28, 2021 and may be amended or terminated before such time only with the approval of the Board of Trustees of the Fund. The Adviser may elect to recapture any amounts waived or reimbursed subject to certain conditions, including that repayment does not cause annual operating expenses to exceed 0.65% of average daily net assets and that any such repayment must be made within three years after the year in which the waiver/reimbursement was made.

The above example is from the SA U.S. Fixed Income Fund and is representative of the changes made to each Fund’s fee table.

Comment No. 3

Prospectus – PRINCIPAL INVESTMENT STRATEGIES

Comment: The SA U.S. Core Market Fund states that it will pursue its goal by generally investing in a broad and diverse group of readily marketable securities of U.S. companies. Clarify whether the Fund intends to pursue its goal by generally investing in fixed income or equity securities.

Response: The Trust has modified the relevant disclosure as follows (new disclosure underlined):

The Fund pursues its goal by generally investing in a broad and diverse group of readily marketable equity securities of U.S. companies traded on a principal U.S. exchange or on the over-the-counter market in the United States.

The above example is from the SA U.S. Core Market Fund. A similar change has been made for the SA U.S. Value Fund, SA U.S. Small Company Fund, SA International Value Fund and the SA Emerging Markets Value Fund.

     The Trust understands that it is responsible for the adequacy and accuracy of the disclosure in its filings relating to the Funds; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

     We trust the foregoing is responsive to your comments. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brian F. Link
Brian F. Link, Esq.

cc:	Christopher Stanley, Chief Compliance Officer, SA Funds – Investment Trust R. Darrell Mounts, Esq., K&L Gates LLP Yoon Choo, Esq., K&L Gates LLP